04019815

[redacted]ATES
[redacted]ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-12645~~ 46433

FACING PAGE

[redacted]ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~One Executive Boulevard~~ 2 GANNETT DRIVE, SUITE 200
(No. and Street)

~~Yonkers~~ WHITE PLAINS (City) NY (State) ~~10701~~ 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Barton **(630) 694-5417**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

233 South Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 3 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Audited Financial Statements and Supplemental Information

GBS Retirement Services, Inc.

Year ended December 31, 2003
with Report and Supplementary Report of Independent Auditors

[redacted]

0312-0493099

GBS Retirement Services, Inc.

Audited Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Board of Directors
Gallagher Benefit Services, Inc.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Gallagher Benefit Services, Inc., which in turn is a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2003, and the related statements of earnings, cash flows, and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 27, 2004

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$5,558,186
Investments, at fair value	1,447,292
Accounts receivable	6,083
Accounts receivable – Affiliates	2,708,173
Prepaid and other assets	11,332
Fixed assets – At cost, less accumulated depreciation and amortization of $190,795	66,483
Deferred income tax asset recoverable from Arthur J. Gallagher & Co.	34,292
	$9,831,841
Liabilities and stockholder's equity	
Income taxes payable to Arthur J. Gallagher & Co.	$ 563,142
Accounts payable – Affiliates	2,895
Other liabilities	84,400
	650,437
Commitments	
Stockholder's equity:	
Common stock, $1 par value – Authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	9,100
Retained earnings	9,171,304
	9,181,404
	$9,831,841

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Earnings

Year ended December 31, 2003

Revenues	
Commissions	$8,195,421
Investment income	88,263
Change in the unrealized loss on fixed maturities	(30,621)
	8,253,063
Expenses	
Salaries and employee benefits	2,450,334
Other operating expenses	3,392,932
Allocated expenses from Arthur J. Gallagher & Co.	405,944
Total expenses	6,249,210
Earnings before income taxes	2,003,853
Provision for income taxes:	
Current	835,437
Deferred (benefit)	(8,906)
	826,531
Net earnings	$1,177,322

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net earnings	$1,177,322
Deferred income tax benefit	(8,906)
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Change in unrealized loss on trading investments	30,621
Net cash flows from trading investments	(62,506)
Net change in amounts due to/from affiliates	254,445
Net change in other assets and liabilities	25,885
Depreciation and amortization	27,520
Decrease in accounts receivable	493,916
Increase in income taxes payable to Arthur J. Gallagher & Co.	258,437
Net cash provided by operating activities	2,196,734
Cash flows from investing activities	
Additions of furniture, equipment, and leasehold improvements	(26,352)
Net cash used by investing activities	(26,352)
Net increase in cash and cash equivalents	2,170,382
Cash and cash equivalents at beginning of year	3,387,804
Cash and cash equivalents at end of year	$5,558,186

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Stockholder's Equity

Year ended December 31, 2003

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2003	$1,000	$9,100	$7,993,982	$8,004,082
Net earnings	–	–	1,177,322	1,177,322
Balance at December 31, 2003	$1,000	$9,100	$9,171,304	$9,181,404

See notes to financial statements.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Gallagher Benefit Services, Inc., (GBS), which in turn is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher).

The Company is a broker, consultant, and NASD registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. The Company's commission revenues were received from approximately ten different insurance and mutual fund companies, of which approximately 68% was received from one insurance and mutual fund company. In addition, approximately 45% of commission revenues were generated from insurance and mutual fund products sold to two customers.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2003, the Company had all of its cash and cash equivalents invested at one financial institution.

Investments

Investments consist of fixed maturity U.S. government and agency securities and mortgage-backed securities and are recorded at fair value. Changes in fair value on fixed maturities are included as revenue in the statement of earnings. Fair value is determined using independent pricing sources.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commissions on premiums billed directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company.

Fixed Assets

Furniture and equipment with a cost of $196,476 are depreciated using the straight-line method based on estimated useful lives. Leasehold improvements with a cost of $60,802 are depreciated using the straight-line method over the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate Company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

2. Investments

The amortized cost and fair value of the Company's investments in fixed maturities at December 31, 2003, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency securities	$1,166,318	$1,184	$ 9,994	$1,157,508
Mortgage-backed securities	289,135	1,176	(527)	289,784
Total fixed maturities	$1,455,453	$2,360	$10,521	$1,447,292

2. Investments (continued)

The amortized cost and fair value of the Company's investments in fixed maturities by contractual maturity at December 31, 2003, are as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ –	$ –
Due after one year through five years	111,876	111,031
Due after five years through ten years	253,857	251,429
Due after ten years	800,585	795,048
Mortgage-backed securities	289,135	289,784
	$1,455,453	$1,447,292

3. Related Party Transactions

Cash has been invested by the Company with Gallagher during the year. Investment income includes an allocation of interest earned on the invested cash.

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as other operating expenses and salaries and employee benefits on the Company's statement of earnings. Expenses allocated to the Company in 2003 were as follows:

Allocated expenses from Arthur J. Gallagher & Co.	$405,944
Business insurance premiums	$152,544
Accounting and management services	452,212
Total (included in other operating expenses)	$604,756
Employee group insurance and various payroll tax-related items	$442,000

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results. Also, see Notes 6 and 7.

4. Commitments

The Company leases its office space and various equipment under noncancelable operating leases. Rent expense was $137,073 in 2003. Minimum aggregate rental commitments at December 31, 2003, under noncancelable operating leases that have initial terms of more than one year are as follows:

2004	**$137,779**
2005	**146,738**
2006	**147,875**
2007	**153,563**
2008	**127,969**
	$713,924

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital (as defined under Rule 15c3-1) of $6,293,301 and a net capital requirement of $43,362. The Company's aggregate indebtedness to net capital ratio was .10 to 1.

6. Retirement Plans

Substantially all of the Company's employees are covered by Gallagher's contributory savings and thrift plan. Annual contributions are determined at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes.

Substantially all of the Company's employees who have attained a specified age and one year of employment are covered by Gallagher's domestic, noncontributory, defined-benefit pension plan. Benefits under this plan are based on years of service and salary history in the last ten years of employment.

Total employee benefit plan expense allocated to the Company based on total salaries amounted to $442,000 in 2003.

7. Income Taxes

Significant components of the provision for income taxes in 2003 include the following:

Federal:	
Current	$620,609
Deferred	(6,800)
	613,809
State and local:	
Current	214,828
Deferred	(2,106)
	212,722
	$826,531

At December 31, 2003, the Company's net deferred income tax asset is attributable to accrued expenses, which are not currently deductible for income tax purposes.

During 2003, there was no valuation allowance or changes in the valuation allowance. The 2003 effective tax rate exceeds the statutory federal rate of 35% due principally to state and local income taxes as shown above, net of federal tax effect. The Company paid income taxes of $577,000 to Gallagher in 2003.

Supplemental Information

GBS Retirement Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2003

Net capital	
Member's equity	$9,181,404
Less: Nonallowable assets*	2,820,280
Less: Haircuts on securities**	67,823
Net capital	$6,293,301
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $6,000)	$ 43,362
Excess net capital	$6,249,940
Aggregate indebtedness – Accounts payable and accrued expenses	$ 650,437
Ratio of aggregate indebtedness to net capital	.10 to 1
Nonallowable assets*:	
Accounts receivable – Affiliates	$2,708,173
Prepaid and other assets	11,332
Furniture, equipment, and leasehold improvements, net	66,483
Deferred income taxes	34,292
	$2,820,280
Haircuts on trading and investment securities**:	
Exempted securities	$ 67,311
Other securities	512
	$ 67,823

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited FOCUS report, Part IIA, as of December 31, 2003.

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Gallagher Benefit Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of GBS Retirement Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: making quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 27, 2004